

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2021

Stephen J. Thomas, III
Chief Executive Officer
TPT Global Tech, Inc.
501 West Broadway, Suite 800
San Diego, CA 92101

> **Re: TPT Global Tech, Inc.**
> **Offering Statement on Form 1-A**
> **Post-Qualification Amendment No. 1**
> **Filed December 17, 2020**
> **File No. 024-11260**

Dear Mr. Thomas:

We have reviewed your amendment and do not have any comments.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michael C. Foland, Attorney-Advisor, at (202) 551-6711 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Mike Littman